Exhibit 99.1

ANNUAL FINANCIAL REPORT

DECEMBER 31, 2016

ALEXCO RESOURCE CORP.

Building a Sustainable Future In Silver

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated March 29, 2017 and provides an analysis of Alexco’s consolidated financial results for the year ended December 31, 2016 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s December 31, 2016 consolidated financial statements with accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

2016 HIGHLIGHTS AND OVERALL PERFORMANCE

•	Overall, Alexco reported a net loss of $4,359,000 for the year ended December 31, 2016, for a basic and diluted loss of $0.05 per share, on total revenues of $11,361,000. The loss before recovery of taxes for 2016 was $3,967,000, including non-cash costs of $2,076,000 for depreciation and amortization and $1,095,000 for share-based compensation. For the year ended December 31, 2015, Alexco reported a net loss of $5,509,000, for a basic and diluted loss of $0.08 per share, on total revenues of $14,662,000. The 2015 loss before recovery of taxes was $6,616,000 including non-cash costs of $2,246,000 for depreciation and amortization, $645,000 for share-based compensation and write-off of receivables totalling $643,000. The difference between the net loss in 2016 and 2015 was mainly attributed to reduced general and administrative and mine site care and maintenance costs in 2016, which was partially offset by the lower gross profit compared to the prior year. Furthermore, the Corporation had a $2,742,000 gain on investments compared to a loss of $155,000 in the prior year, while the Corporation experienced a foreign exchange loss of $137,000 in 2016 compared to a gain of $1,054,000 in 2015.

•	The Corporation’s cash and cash equivalents at December 31, 2016 totaled $20,382,000 compared to $8,163,000 at December 31, 2015, while net working capital totaled $23,443,000 compared to $12,602,000 for the comparable year. In addition, the Corporation’s restricted cash and deposits at December 31, 2016 totalled $6,948,000 compared to $8,960,000 at December 31, 2015.

•	The Corporation completed its 2016 Bermingham diamond drill program with 50 holes for a total of 17,371 meters (“m”). Drill results extended the previously defined Arctic Zone of silver mineralization and outlined a new zone of high grade mineralization beginning approximately 160m from surface and extending down plunge approximately 270m.

•	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of $1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of $13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Corporation at a price of $1.75 per share for a period of 24 months following the date of issuance.

•	4,364,575 warrants were exercised for proceeds of $6,208,000.

•	The Corporation disposed of investments in marketable securities for proceeds of $1,788,000 and a pre-tax realized gain of $1,530,000. Furthermore, warrants held as an investment had a pre-tax fair value measurement adjustment increase of $1,212,000.

•	Alexco Environmental Group (“AEG”), recognized revenues of $11,361,000 in 2016 for a gross profit of $2,866,000 and a gross margin of 25.2% compared to revenues of $14,662,000 in 2015 for a gross profit of $3,251,000 and a gross margin of 22.2%. The increase in gross margin from the prior year was primarily due to AEG reducing third party work on both external projects and for the Keno Hill Reclamation Plan. . The reduction in revenue was primarily due to the Keno Hill Reclamation Plan being developed in 2015 and then entering the review stage of the process in 2016, which involved less billable work to be performed by AEG. Furthermore detailed engineering work was deferred to 2017. A further cause for the decrease in revenues is a result of the Globeville project in Colorado being completed in 2015.

•	A performance bond was released to Alexco in the amount of $3,873,000 (US$2,885,000) related to the AEG’s Globeville Smelter Project in Denver Colorado.

HIGHLIGHTS SUBSEQUENT TO YEAREND

•	The Corporation announced an updated mineral resource estimate for the Bermingham deposit, expanding the indicated mineral resources from 5.2 million ounces to 17.3 million ounces while inferred mineral resources increased from approximately 0.7 million ounces to 5.5 million ounces of contained silver.

•	Alexco announced the release of an independent technical report dated March 29, 2017 with an effective date of January 3, 2017 entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" (the “PEA”) and announced an amended silver purchase agreement (the “Amended SPA”) with Silver Wheaton Corp. (“Silver Wheaton”) (see news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”).

•	The Corporation disposed of investments in marketable securities for proceeds of $2,002,000 and a pre-tax realized gain of $1,779,000.

•	Alexco entered into a non-binding Letter Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% of Alexco’s McQuesten property located in the KHSD. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2,600,000 in exploration expenditures, issue 1,600,000 shares, pay a total of $2,600,000 in cash or shares and grant Alexco a 6% Net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

SELECTED ANNUAL INFORMATION

	As at and for the year ended December 31
(expressed in thousands of dollars, except per share amounts)	2016	2015	2014

Revenue from mining operations	-	-	361
Gross profit (loss) from mining operations	-	-	361

Revenue from environmental services	11,361	14,662	14,925
Gross profit from environmental services	2,866	3,251	4,888

Revenue from all operations	11,361	14,662	15,286
Gross profit from all operations	2,866	3,251	5,249

Net income (loss)	(4,359)	(5,509)	(32,772)
Earnings (loss) per share –
Basic	($0.05)	($0.08)	($0.50)
Diluted	($0.05)	($0.08)	($0.50)
Total assets	117,632	102,542	105,195
Total long-term liabilities	24,839	24,496	24,363
Dividends declared	Nil	Nil	Nil

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District (“KHSD”), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 g/t, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million ounces of silver during that time. In September 2013 Alexco suspended Bellekeno mining operations in light of a sharply reduced silver price environment. Since the suspension Alexco has focused on evaluating the Flame & Moth deposit, exploration at the Bermingham deposit, renegotiating third party contracts and reviewing other opportunities to reduce future All-In Sustaining Costs, with the aim of repositioning the KHSD for long-term, sustainable operations. Alexco is developing a plan to return to operations incorporating production from the Bellekeno, Flame & Moth, Bermingham and Lucky Queen silver deposits.

Alexco also owns and operates an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (US) Inc. (“AEG US”) (formerly Alexco Resource U.S. Corp.) and Elsa Reclamation & Development Company Ltd. (“ERDC”). Alexco also owns certain patent rights related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT LLC (under the symbol AXU).

OUTLOOK AND STRATEGY

Keno Hill Silver District

Alexco’s current primary focus is on further building high grade silver resources in the KHSD as well as further refining plans to optimize operations and the future underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations, commodity prices and markets considered. Ore throughput rates, grade, prices and the influence of the Silver Wheaton silver stream have a material impact on unit costs and profitability at Keno Hill. Bringing Flame & Moth deposit and Bermingham deposit into production is a key aspect of restarting operations at Keno Hill. The permitting process for development of the Flame & Moth deposit is progressing through the final phases of the Water Use Licence process while the Corporation has commenced environmental assessment and the permitting process for advanced exploration and underground drilling at the Bermingham deposit.

Alexco’s Keno Hill mineral properties comprise mineral rights spanning approximately 244 square kilometers, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The KHSD’s historical mines produced from approximately 1913 through 1989, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 214 million ounces of silver with average grades of 44 oz/t silver, 6.7% lead and 4.1% zinc. All of Alexco’s mining, development and exploration activities have been conducted on its KHSD properties. The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement (“CCBA”) with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

On May 4, 2016, the Corporation and FNNND entered into an Amended and Restated CCBA relating to exploration, mine development, mining, and environmental activities of Alexco and its subsidiaries in the KHSD. The revised agreement includes enhanced language in respect of project implementation, the cooperative environmental engagement process, business opportunities and wealth sharing.

Alexco Environmental Group

Alexco owns and operates AEG which carries out a variety of fee for service and turnkey project activities related to environmental management and assessment, project permitting, remediation, water treatment and project closure mandates in North America and elsewhere. AEG remains committed to the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Government of Canada (“Canada”) and in accordance with the Amended and Restated Subsidiary Agreement (“ARSA”). AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation as well as emergency water treatment services.

As part of Alexco’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the ARSA with Canada. Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B Water Use Licence under the Yukon Waters Act to undertake care and maintenance activities, which licence term continues until January 29, 2018. The final Existing State of Mine (“ESM”) Reclamation Plan at Keno Hill will undergo assessment by the Yukon Environmental and Socio-economic Assessment Board (YESAB), likely starting in the second quarter of 2017. Subsequent to completion of the YESAB assessment process, a Water Use Licence renewal will be required from the Yukon Water Board to licence aspects of the plan that affect use of water and placement of waste. After licencing, funding approval from Indigenous and Northern affairs Canada for the project will be subject to review and acceptance of the project by the Treasury Board of Canada. The ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.

Economic Climate

Silver, lead and zinc are the primary metals found within the Keno Hill District historically. With respect to the economic climate during 2016, prices were steadily increasing. Silver traded from a high of US$20.71 on August 2, 2016 to a low of $13.58 on January 28, 2016, while lead traded between US$1.08 to US$0.73 and zinc traded between US$1.27 to US$0.68 per pound. As at the date of this MD&A, prices are approximately US$17.75 per ounce silver, US$1.07 per pound for lead and US$1.27 per pound for zinc and the Canadian-US exchange rate is approximately US$0.75 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$18.13 per ounce, for lead average approximately US$1.01 per pound, and for zinc US$1.25 per pound, with the Canadian-US exchange rate forecast at US$0.76 per CAD (see “Risk Factors” in the MD&A for the for the year ended December 31, 2016, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

RECENT DEVELOPMENTS

2017 Preliminary Economic Assessment

On March 29 2017, Alexco announced an updated PEA for the KHSD, entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada” (see press release dated March 29, 2017 entitled, “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”). Alexco’s 100% owned KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits and comprises 703 quartz mining leases and 866 quartz mining claims and two Crown Grants.

The KHSD PEA contemplates the sequential development and production from four (4) mines over a nine (9) year period, beginning with an advanced underground exploration program at Bermingham consisting of a 600m decline development and infill drilling program on the upper portions of the high-grade Bear vein and West-Dipper vein, followed by an eight (8) month construction period to develop the 965m Flame & Moth decline, to be followed by an eight (8) year period of silver production anchored by the Flame & Moth and Bermingham deposits. It provides for an average annualized payable silver production of 3.5 million ounces, 9.4 million pounds of lead, 10.8 million pounds of zinc and 680 ounces of gold from an annualized average of 143,000 tonnes per year of consolidated mine and mill production. The pre-tax and after-tax internal rate of return is 89% and 75%, respectively, and the pre-tax and after-tax net present value at a 5% discount rate is $104,300,00 and $79,400,000, respectively, with less than a one (1) year payback period. Initial capital requirements before positive cash flow is achieved, is expected to be approximately $27,000,000. The advanced underground exploration program at Bermingham, consisting of driving the initial 600m decline and a 5,000m infill program on the upper portion of the Bear vein and West-dipper vein, comprises approximately $8,700,000 including mining equipment rebuilds.  The estimated capital cost for the 965m Flame and Moth decline and associated underground mining equipment, vent raise, definition drilling and property, plant and equipment capital is approximately $12,000,000.  The balance of the initial capital is planned for further initial development at Bermingham in advance of production, installation of the second ball mill and other minor mill upgrades, additional surface facilities and underground equipment for the Bellekeno mine.

The consolidated mine production under the KHSD PEA of 1,021,053 tonnes is primarily derived from indicated mineral resources, though approximately 2% is derived from inferred mineral resources. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

Under the KHSD PEA, Flame & Moth mineral resources are estimated with an effective date of January 3, 2017 at 1,679,000 tonnes indicated grading 498 g/t silver, 1.85% lead, 5.33% zinc and 0.4 g/t gold plus another 365,200 tonnes inferred grading 356 g/t silver, 0.47% lead, 4.25% zinc and 0.3 g/t gold. The Bellekeno mineral resources are based on a geologic resource estimate having an effective date of September 30, 2012, with the indicated resources as at September 30, 2013 and reflecting the geologic resource less estimated subsequent depletion from mine production (Scott Smith is the qualified person responsible for the subsequent depletion of the May 31, 2012 indicated resources for production through September 30, 2013). The Bellekeno mineral resource estimate comprises 262,000 tonnes indicated grading 585 g/t silver, 3.5% lead and 5.3% zinc plus another 243,000 tonnes inferred grading 428 g/t silver, 4.1% lead and 5.1% zinc. The Lucky Queen mineral resources are estimated with an effective date of January 3, 2017 at 132,300 tonnes indicated grading 1,167 g/t silver, 2.43% lead and 1.63% zinc plus another 257,900 tonnes inferred grading 473 g/t silver, 1.04% lead and 0.80% zinc. The Onek mineral resources are estimated with an effective date of January 3, 2017 at 700,200 tonnes indicated grading 191 g/t silver, 1.24% lead and 11.85% zinc plus another 285,100 tonnes inferred grading 118 g/t silver, 1.15% lead and 8.26% zinc. The Bermingham mineral resources are estimated with an effective date of January 3, 2017 at 858,000 tonnes indicated grading 628 g/t per tonne silver, 2.40% lead and 1.65% zinc plus another 220,000 tonnes inferred grading 770 g/t silver, 2.13% lead and 2.21% zinc.

The PEA reflects one of a number of Keno Hill production strategies being considered by Alexco. Work continues to optimize various aspects of this project, taking into account new pricing and costing bases in combination with emerging exploration results. As with most relatively smaller, higher grade deposits, consolidated mine economics are sensitive to commodity price, foreign exchange, the tenor and grade of ore delivered to the mill, and the efficiency with which the mill operates. Equally important, the Company plans to continue its successful exploration strategy to expand resource inventory in the District as a whole.

The PEA has been prepared in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and was compiled by Roscoe Postle Associates Inc. (“RPA”) with contributions from a team of Qualified Persons as defined by NI 43-101. All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101. The PEA is available under Alexco's profile on SEDAR at www.sedar.com.

Amended Silver Purchase Agreement with Silver Wheaton

On March 29, 2017 the Corporation and certain of its subsidiaries and Silver Wheaton entered into an amendment agreement to the Silver Purchase Agreement (the “Amended SPA”) pursuant to which, among other things, the following amendments were made to the Silver Purchase Agreement:

•	Silver Wheaton will continue to receive 25% of the life of mine payable silver from the KHSD. The production payment (originally US$3.90 per ounce) will be based on monthly silver head grade and monthly silver price:

•	The actual monthly production payment will fall within a defined grade and pricing range governed by upper and lower numeric criteria (ceiling grade/price and floor grade/price) pursuant to the following formula:

(Ceiling Grade – Deemed Shipment Head Grade)	X	(Ceiling Price – Deemed Shipment Silver Price)	X	Market
(Ceiling Grade – Floor Grade)		(Ceiling Price – Floor Price)		Price

Floor Grade	=	600 g/t Ag
Floor Price	=	US$13/oz Ag
Ceiling Grade	=	1,400 g/t Ag
Ceiling Price	=	US$25/oz Ag
Deemed Shipment Head Grade	=	Calculated monthly mill silver head grade
Deemed Shipment Silver Price	=	Average monthly silver price
Market Price	=	Spot silver price prior to day of sale

•	The date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2019;

•	The Silver Wheaton area of interest remains one (1) km around existing Alexco holdings in the KHSD.

In consideration of the foregoing amendments, the Corporation has agreed, subject to TSX and NYSE-MKT approval, to issue 3,000,000 shares to Silver Wheaton with a fair value of US$4,934,948.

RESULTS OF OPERATIONS

Alexco Environmental Group (AEG)

AEG Highlights during 2016:

•	AEG recognized revenues of $11,361,000 in the year ended December 31, 2016 for a gross profit of $2,866,000 and a gross margin of 25.2% compared to revenues of $14,662,000 for a gross profit of $3,251,000 and a gross margin of 22.2% in the year ended of 2015. The increase in gross margin from the prior year was primarily due to AEG reducing third party work on both external projects and for the Keno Hill Reclamation Plan. The reduction in revenue was primarily due to the bulk of the Keno Hill Reclamation Plan being developed in 2015 and then entering the review stage of the process in 2016, which involved less billable work to be performed by AEG. Furthermore, in the US a decrease in revenues resulted from the substantial completion of the Globeville project in Colorado in 2015. .

•	AEG is successfully operating two major water treatment facilities in the US, the Gold King and Schwartzwalder plants, as well as four smaller water treatment facilities at Keno Hill in Canada.t the Gold King Project in southern Colorado, the US Environmental Protection Agency authorized an expansion of the plant to approximately double the treatment capacity of the IWTP. Construction related to this and upgrades were completed in 2016. AEG has been awarded an extension to operate Gold King the IWTP to the end of 2017.

•	On the Globeville Smelter Project, a Completion Report, which documents the work completed at the site and the monitoring results, was submitted to the State of Colorado in July 2016. The Completion Report triggered the release of $3,800,000 (US$2,900,000) to AEG with the remaining $522,000 (US$398,000) to be held as a performance bond for a period up to 2 years.

Keno Hill Silver District

2017 Exploration Program

The Corporation has planned a surface exploration program of approximately 12,000m surface diamond drilling budgeted to cost $3,200,000 primarily to further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. The bulk of the surface exploration will be conducted in the summer with results expected to be released no later than the fourth quarter of 2017.

The Corporation is also planning an underground exploration program at the Bermingham prospect. Subject to permitting, an exploration decline will be driven 600m with approximately 5,000m of infill and confirmation drilling for a total estimated cost of $8.7 million, including underground equipment rebuilds and purchase. The timeline and costs incorporate management’s estimates for the necessary permits required to carry out the development of the Bermingham exploration decline; permitting uncertainty and delays may cause timelines and costs to increase.

2016 Exploration Program - Bermingham

The Corporation completed an exploration program totalling 50 holes for 17,371m of surface diamond drilling to follow up on prior identification of high grade silver results at the Bermingham prospect. A total of $3,400,000 was invested in an expanded exploration program, the majority funded by way of a $3 million flow-through financing in December 2015. The Corporation expended an additional $300,000 to gather geotechnical and hydrogeological information, as well as undertake a preliminary metallurgical program to test the Bermingham mineralization. Interim drill results on 18 holes were released on September 13, 2016 (see September 13, 2016 press release entitled "Alexco Confirms, Expands High Grade Silver Zone at Bermingham Deposit; Drilling Continues”) with the final results of the final 32 of 50 drill holes released on December 8, 2016 (see December 8, 2016 press release entitled "Alexco expands Bermingham Silver Deposit, Initial Tests Confirm Excellent Metallurgical Performance”).

Together with the high grade intercepts from 2014 and 2015, the 2016 drilling extended the high grade silver-bearing Bear Zone over at least 270m of plunge length and a plunge width of approximately 40m. The zone averages approximately 4.0m true width, is locally more than 7.0m thick, and remains open to depth and northeasterly along strike of the productive structure(s). Potential linkage to the Hector-Calumet mine remains to be resolved.

Mineral Resource Estimate – Bermingham Deposit

On January 3, 2017 Alexco announced updated mineral resource estimates for the Bermingham deposit. The mineral resource is estimated at 858,000 tonnes indicated grading 628 g/t silver, 2.40% lead and 1.65% zinc and 0.13 g/t gold plus another 220,000 tonnes inferred grading 770 g/t silver, 2.13% lead, 2.21% zinc and 0.15 g/t gold. The technical support for this resource has been incorporated into the March 27, 2017 PEA.

Keno Hill Development Update

In October 2016 the Corporation completed installation of the underground portal and infrastructure at the Flame & Moth deposit and drove the first 20 meters of the production ramp. This will allow resumption of development activities to begin at full scale in the future. This ramp will ultimately be driven to the upper production levels of the Flame & Moth silver deposit.

The Corporation also completed a mill maintenance program in 2016. A mechanical assessment and maintenance of equipment was part of the routine process of maintaining the crushing and milling equipment assets in a condition where resumption of processing operations could be completed.

Permitting Update

On February 17, 2016 the Corporation was granted the amended Quartz Mining Licence (“QML”) for the Flame & Moth deposit. The QML allows development of the Flame and Moth deposit. The only remaining permit required to commence mining and milling operations at the Flame & Moth deposit is the Water Use Licence (“WUL”) which is granted through the Yukon Water Board. This process is well underway and the Corporation expects a Water Licence amendment hearing to occur in the second quarter of 2017.

The Corporation plans to drive an underground exploration decline 600 meters at the Bermingham deposit, which will require an amendment to its Class IV permit. This is expected to be received by the end of the second quarter of 2017 although delays can occur in the Yukon permitting process as a result of changing laws, regulations and policies in the environmental assessment process.

As part of the QML amendment for the Flame & Moth application, the Corporation filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. This review is required every two years. As a result, the QML required that Alexco increase its posted financial security from $4,189,000 to $6,328,000. On July 26, 2016 the Corporation posted the additional $2.1 million in cash for security. The $6,328,000 posted is included in the Corporation’s non-current restricted cash and deposits.

Mine Site Care and Maintenance

Mine site care and maintenance costs for 2016 totaled $1,954,000 compared to $2,351,000 in 2015. The decrease in costs is mainly due to lower depreciation charges in 2016. Included in mine site care and maintenance costs is depreciation expense of $1,602,000 for 2016 compared to $1,746,000 for 2015.

General and Administrative Expenses

Corporate:

Corporate general and administrative expenses for 2016 totaled $4,475,000 compared to $4,630,000 for 2015. The decrease in 2016 relates to one-time charges in 2015 related to severance costs and a write-off of receivables for $540,000, partially offset with an increase from share-based compensation.

Environmental Services:

AEG general and administrative expenses reflect overall utilization of the AEG workforce as well as business development and administrative activity.

Environmental Services general and administrative expenses for 2016 totaled $3,039,000 compared to $3,844,000 for 2015. The decrease in general and administrative expenses in 2016 compared to 2015 is a result of higher personnel utilization to billable projects, as well as continued reduction of office expenses. Furthermore, during the 2015 period, the Corporation evaluated certain trade receivables, and recorded a one-time write-off for $103,000.

FOURTH QUARTER

For the quarter ended December 31, 2016 Alexco reported a net loss of $1,761,000 on total revenues of $2,939,000 compared to a net loss of $1,502,000 on total revenues of $4,128,000 for the same period in 2015. The difference between the 2016 period and 2015 period is due to a decrease in revaluation of investments and a deferred tax adjustment related to the flow through financing.

AEG recognized revenues of $2,939,000 in the fourth quarter of 2016 for a gross profit of $881,000 and a gross margin of 30.0% compared to revenues of $4,128,000 in the fourth quarter of 2015 for a gross profit of $611,000 and a gross margin of 14.8%. The increase in gross margin compared to the prior period is attributed to AEG utilizing internal personnel for environmental services on the Keno Hill Reclamation Plan. In late 2016, AEG completed the expansion of the IWTP at the Gold King Project and continued operations. In 2015, the Globeville Smelter Project experienced unanticipated costs associated with concluding the project resulting in lower margins.

Mine site care and maintenance costs in fourth quarter of 2016 totaled $480,000 compared to $599,000 for the same period in 2015. The decrease in costs is mainly due to a lower depreciation charge in the 2016 period. Included in mine site care and maintenance costs is depreciation expense of $380,000 in fourth quarter of 2016 compared to $431,000 in same period of 2015.

Corporate general and administrative expenses in the fourth quarter of 2016 totaled $1,264,000 compared to $935,000 in the fourth quarter of 2015. The increase in the 2016 period relates to an increase in share-based compensation to employees and management.

Environmental Services general and administrative expenses in the fourth quarter of 2016 totaled $668,000 compared to $976,000 in the fourth quarter of 2015. The decrease in general and administrative expenses compared to the same period of 2015 is a result of higher personnel utilization to billable projects, as well as continued reduction of office expenses.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Expenditures on Mineral Properties

2015-Q1	4,516	1,192	(492)	$(0.01)	$(0.01)	303
2015-Q2	2,610	579	(1,866)	$(0.03)	$(0.03)	756
2015-Q3	3,408	869	(1,649)	$(0.02)	$(0.02)	865
2015-Q4	4,128	611	(1,502)	$(0.02)	$(0.02)	787
2015 Total	14,662	3,251	(5,509)	$(0.08)	$(0.08)	2,711
2016-Q1	2,348	565	(2,110)	$(0.03)	$(0.03)	255
2016-Q2	2,831	710	152	$0.00	$0.00	1,084
2016-Q3	3,243	710	(640)	$(0.01)	$(0.01)	3,040
2016-Q4	2,939	881	(1,761)	$(0.02)	$(0.02)	987
2016 Total YTD	11,361	2,866	(4,359)	$(0.05)	$(0.05)	5,366

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The net losses for 2015 and the first quarter of 2016 reflect site based expenditures along with general and administrative expenses partially offset by AEG profits. The net income in the second quarter of 2016 reflects the fair value adjustment gain from the Corporation’s available-for-sale and held-for-trading investments. The net losses for the third and fourth quarters of 2016 reflect the continued expenditures to site based and general and administrative expenses. These expenses were partially offset with AEG profits. In the fourth quarter of 2016, there was a fair value adjustment loss from the Corporation’s available-for-sale and held-for-trading investments.

The mineral property expenditures in 2015 reflect the drill program at the Bermingham deposit and the re-engineering work being done on the Flame and Moth deposit. The 2016 mineral property expenditures reflect the work on the 2016 drill program at Bermingham and continued re-engineering work being done on the Flame and Moth deposit. Furthermore, the mineral property expenditures in 2015 and 2016 reflected the ongoing costs of modeling, data logging and resource estimation work for Bermingham and the Flame and Moth deposits.

Liquidity, Cash Flows and Capital Resources

Liquidity

At December 31, 2016 the Corporation had cash and cash equivalents of $20,382,000, and net working capital of $23,443,000 compared to cash and cash equivalents of $8,163,000 and net working capital of $12,602,000 at December 31, 2015. The Corporation faces no known liquidity issues in any of its financial assets. In addition, the Corporation’s restricted cash and deposits at December 31, 2016 totalled $6,948,000 compared to $4,871,000 at December 31, 2015.

With its cash resources and net working capital on hand at December 31, 2016, and assuming no re-start of full scale mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvement in the silver market and the efficiencies identified by on-going engineering studies related to future mine plan options. A re-start of underground production operations will require additional capital investment, in excess of the capital resources currently on hand. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.

Historically, Alexco’s main sources of funding have been from mining operations, AEG and equity issuances. All sources of finance reasonably available will be considered to fund future requirements, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Cash Flows

	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015

Cash flow used in operating activities	$(1,156)	$(905)	$(4,608)	$(4,391)
Cash flow (used in)/from from investing activities	(1,942)	(496)	(1,684)	300
Cash flow provided by financing activities	465	3,615	18,511	3,615

	$(2,633)	$(2,214)	$12,219	$(476)

Cash outflow in operating activities was $1,156,000 for the fourth quarter of 2016 versus cash outflow of $905,000 for the fourth quarter of 2015. The majority of cash outflow from operating activities during the 2016 period were expended on environmental services, site based operations and general and administrative costs. The decrease in cash consumed in fourth quarter of 2015 when compared to 2016 mainly relates to cash inflows on the Gold King Mine project in the fourth quarter of 2015 related to the expenditures of the IWTP that occurred earlier in previous quarters. Cash outflow from investing activities was $1,942,000 for the fourth quarter of 2016 versus a cash outflow of $1,684,000 for the fourth quarter of 2015. The increase in cash outflow during the fourth quarter of 2016 related primarily to the 2016 surface exploration drill program at the Bermingham property and portal development at the Flame and Moth property. Cash inflow from financing activities was $465,000 for the fourth quarter of 2016 versus $3,615,000 for the fourth quarter of 2015. The 2016 fourth quarter cash inflow relates to warrant and stock option exercises while the 2015 fourth quarter cash inflow relates to an equity financing completed during the quarter.

Cash used in operating activities was $4,608,000 for the 2016 versus $4,391,000 for 2015. The majority of cash consumed in operating activities during 2016 and 2015 were expended on environmental services, site based operations and general and administrative costs. Cash outflow from investing activities was $1,684,000 for 2016 versus an inflow of $300,000 for 2015. The cash outflow for 2016 related primarily to expenditures on the 2016 surface exploration drill program at the Bermingham property and portal development at the Flame and Moth property, offset by proceeds from the sale of investments in marketable securities and the release of restricted funds while the cash inflow during 2015 relates to release of restricted funds, which were partially offset by the 2015 surface drill program. Cash inflow from financing activities was $18,511,000 for 2016 compared to $3,615,000 for 2015. The cash inflow for 2016 relates to a non-brokered equity financing, along with warrant and stock option exercises while the 2015 inflow relates to an equity financing.

Capital Resources

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a SPA with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SSPA, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a reduced silver price environment.

On March 29, 2017 the Corporation and Silver Wheaton agreed to amend the SPA, originally dated October 2, 2008, such that Silver Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with the production payment (originally US$3.90 per ounce) to be based on monthly silver head grade and monthly silver price. The actual monthly production payment from Silver Wheaton will fall within a defined grade and pricing range governed by an upper ceiling grade of $1,400 grams per tonne (“g/t”) and a price of US$25 per ounce of silver and a floor grade of 600 g/t and a price of US$13 per ounce of silver with the production payment being calculated as a percentage of the average silver spot price. Additional terms of the amendment include the date for completion of the 400 tonne per day mine and mill completion test date has been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$8,788,000, which can be further reduced mill throughput exceeding 322 tonnes per day prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation has agreed, subject to TSX and NYSE-MKT approval, to issue 3,000,000 shares to Silver Wheaton with an approximate fair value of US$4,934,948.

On May 17, 2016, the Corporation completed a non-brokered private placement financing and issued 10,839,972 Units for aggregate gross proceeds of $13,008,000. Each Unit consisted of one common share and one-half of one non-transferable common share purchase warrant, each Warrant entitling the holder to purchase one additional common share at a price of $1.75. In connection with the financing, the Corporation paid a cash commission equal to 5% of the gross proceeds from the sale. Sprott Private Wealth LP and certain of its affiliates also received an aggregate of 225,300 warrants. Each warrant is exercisable for one common share at a price of $1.49. Of the gross proceeds, $10,654,000 has been attributed to issued common shares and the remaining $2,354,000 has been attributed to issued warrants. The warrants include an acceleration clause whereby if on or after September 18, 2016 the closing price of the Alexco shares is higher than $2.50 for a period of ten consecutive trading days (with the last day of such period being the Acceleration Trigger Date), the expiry date of the warrants may be accelerated to be ten days after the Acceleration Trigger Date.

Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,627,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017. Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent’s commission of $195,000, and other issuance costs of $93,000. Concurrently, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent’s commission of $57,600. As of December 31, 2016 the Corporation had spent all of the $3,001,125 of the flow-through funds raised.

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Operating leases	$811	$315	$464	$32	$	Nil
Purchase obligations	276	96	120	60		Nil
Decommissioning and rehabilitation provision (undiscounted basis)	6,056	36	698	302		5,020

Total	$7,143	$447	$1,282	$394		$5,020

During the year ended December 31, 2016 4,364,575 warrants were exercised for proceeds of $6,208,000. A further 422,068 warrants were exercised subsequent to year end for proceeds of $389,000. The warrants outstanding as of the date of this MD&A are summarized as follows:

Expiry Date	Exercise Price	Balance at March 29, 2017
December 8, 2017	$0.53	36,810
May 17, 2018	$1.75	4,872,820
May 17, 2018	$1.49	60,900

	$1.74	4,970,530

Share Data

As at the date of this MD&A, the Corporation has 93,676,935 common shares issued and outstanding. In addition, there are outstanding incentive share options for a further 7,237,496 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 466,277 common shares, and purchase warrants for a further 4,970,530.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at December 31, 2016 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its investment in marketable securities.

At December 31, 2016, a total of $6,948,000 of Alexco’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco’s mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $534,000 (US$398,000) represents security provided to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though the term deposits held at December 31, 2016 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at December 31, 2016, other than the marketable securities that are included in investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute as Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at December 31, 2016 total $2,938,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at December 31, 2016, AEG trade receivables are recorded net of a recoverability provision of $nil.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, a portion of AEG’s revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	Three Months Ended Dec 31		Year Ended Dec 31
	2016	2015	2016	2015

Salaries and other short-term benefits	$456	$452	$1,765	$1,831
Share-based compensation	227	99	1,079	543

	$683	$551	$2,844	$2,374

Key management includes the Corporation’s Board of Directors and members of senior management.

On June 28, 2016, Elaine Sanders joined the Board of Directors of the Corporation and now sits on the Audit Committee and Nominating and Corporate Governance Committee.

Critical Accounting Estimates and Judgments

Our significant accounting policies as well as significant judgment and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2016 annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2016.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

Changes In and Initial Adoption of Accounting Standards and Policies

The Corporation has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2016. These accounting standards are not expected to have a significant effect on the Corporation’s accounting policies or financial statements:

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

•	IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

•	In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

•	There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

Internal Control Over Disclosure Controls and Procedures and Financial Reporting

Disclosure Controls and Procedures

Alexco’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Alexco’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, Alexco’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by Alexco in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by Alexco in reports it files under applicable securities legislation is accumulated and communicated to Alexco’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Alexco’s financial statements are prepared. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2016.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors.

There has been no change in Alexco’s internal control over financial reporting during Alexco’s fiscal year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, Alexco’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to Alexco’s business activities. Such risk factors could materially affect Alexco's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to Alexco. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to Alexco's business and operations. Other specific risk factors are discussed elsewhere in this MD&A and in Alexco’s Annual Information Form for the year ended December 31, 2016.

Negative Cash Flow From Operating Activities

The Corporation has not yet consistently achieved positive operating cash flow, and there are no assurances that the Corporation will not experience negative cash flow from operations in the future. The Corporation has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects. Such future losses could have an adverse effect on the market price of the Corporation's common shares, which could cause investors to lose part or all of their investment.

Forward-Looking Statements May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements. See "Preliminary Notes – Cautionary Statement Regarding Forward-Looking Statements".

Dilution

The Corporation expects to require additional funds to finance its growth and development strategy. If the Corporation elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Corporation's shareholders. The Corporation may also issue additional securities in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Corporation.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to Alexco’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of Alexco to sell, and profit from the sale of any eventual production from any of the Alexco’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of Alexco and therefore represent a market risk which could impact the long term viability of Alexco and its operations.

Figures for the Alexco’s Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, Alexco must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

•	reserve, resource or other mineralization estimates will be accurate; or
•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Alexco's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of Alexco’s mineralization uneconomic and result in reduced reported mineral resources.

Amendments to Silver Purchase Agreement with Silver Wheaton

The March 29, 2017 Amended SPA with Silver Wheaton, requires that to satisfy the completion test under the Amended SPA, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2019. If the completion test is not satisfied by December 31, 2019, the outcome could materially adversely affect the Corporation as it would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mill throughput exceeding 322 tonnes per day prior to December 31, 2019. The Corporation would need to raise additional capital to finance the capacity related refund and there is no guarantee that the Corporation will be able to raise such additional capital. In the event that the Corporation cannot raise such additional capital, the Corporation will default under the terms of the Amended SPA.

Keno Hill Silver District

While Alexco has conducted exploration activities in the KHSD, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Mining Operations

Decisions by Alexco to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. Alexco’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods , fire, rock falls and earthquakes, equipment failure and failure of retaining dams around tailings disposal areas which may result in, among other adverse effects, environmental pollution and consequent liability; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid- 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia. In 2011 and 2012 Alexco experienced employee recruitment and retention challenges, particularly with respect to mill operators. There can be no assurance that Alexco won’t experience such challenges. Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of Alexco, including development activities, commencement of production on its properties and activities associated with Alexco's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which Alexco may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which Alexco might undertake.

Any failure by the Corporation to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions against the Corporation. The Corporation may be required to compensate those suffering loss or damage by reason of the Corporation’s mining operations or mine reclamation and remediation activities and may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with Alexco could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on Alexco. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Three of AEG’s customers accounted for 28.3%, 26.8% and 15.4%, respectively, of environmental services revenues in the 2016 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on AEG environmental services business and the Corporation.

The patents which Alexco owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business and a material adverse impact on the Corporation.

AEG may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and AEG’s failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require AEG to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG’s ability to service existing clients, its profitability and its ability to grow its business.

Potential Profitability of Mineral Properties Depends Upon Factors Beyond the Control of Alexco

The potential profitability of mineral properties is dependent upon many factors beyond Alexco’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Alexco cannot predict and are beyond Alexco’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Alexco.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for Alexco’s projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured. As a result, the Corporation be constrained in its ability to operate its mineral properties or unable to enforce its rights with respect to its mineral properties. An impairment to or defect in the Corporation’s title to its mineral properties would adversely affect the Corporation’ business and financial condition.

Capitalization and Commercial Viability

Alexco will require additional funds to further explore, develop and mine its properties. Alexco has limited financial resources, and there is no assurance that additional funding will be available to Alexco to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although Alexco has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Alexco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect Alexco's growth and profitability. Specifically:

•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and Alexco’s overall liquidity;

•	the volatility of silver and other commodity prices would impact Alexco’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact Alexco’s operating costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of Alexco’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, particularly including but not limited to unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.

Adverse weather conditions could also disrupt the Corporation’s environmental services business and/or reduce demand for the Corporation’s services.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Corporation. The Corporation may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Corporation’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Certain of the Corporation’s Directors and Officers are Involved with Other Natural Resource Companies, Which May Create Conflicts of Interest from Time to Time

Some of the Corporation’s directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, the Corporation may miss the opportunity to participate in certain transactions.

The Corporation May Fail to Maintain Adequate Internal Control Over Financial Reporting Pursuant to the Requirements of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting. The Corporation may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Corporation may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s processes, procedures and controls could also be limited by simple errors or faulty judgments. Although the Corporation intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,8]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth Deposit3&5	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek3&5	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham3&5	858,000	628	0.1	2.4%	1.7%	17,324,000
	Total Indicated – Sub-Surface	3,631,500	500	0.3	2.0%	5.6%	58,398,000
	Elsa Tailings[6]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	6,121,500	345	0.3	1.6%	3.6%	67,925,000

Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth Deposit3&5	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek3&5	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham3&5	220,000	770	0.2	2.1%	2.2%	5,446,000
	Total Inferred	1,371,000	408	0.2	1.6%	4.3%	17,974,000

Historical	Silver King[7]
Resources	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen, Flame & Moth and Bermingham are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated March 29, 2017 entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada”. The mineral resource estimates for the project are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”.
4.	The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.
5.	The resource estimates for the Lucky Queen, Flame & Moth, Onek and Bermingham deposits have an effective date of January 3, 2017.
6.	The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.
7.	Historical resources for Silver King are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”.
8.	The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this AIF, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for the capacity related refund under the silver purchase agreement with Silver Wheaton will be available on reasonable terms; (2) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (3) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (4) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2016; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PEA (as defined under "Description of the Business – KHSD Property"); (6) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (7) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (8) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (9) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisitions and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2016.

“Clynton R. Nauman” (signed)	“Michael Clark” (signed)
Clynton R. Nauman President and Chief Executive Officer March 29, 2017	Michael Clark Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.

We have completed an integrated audit of Alexco Resource Corp.’s (the “Company”) 2016 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2016 and December 31, 2015 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Alexco Resource Corp.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(signed) PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, BC

March 29, 2017

ALEXCO RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(expressed in thousands of Canadian dollars)
	Note	2016	2015
ASSETS

Current Assets
Cash and cash equivalents	6	$20,382	$8,163
Accounts and other receivables	7	2,938	2,488
Restricted cash and deposits	8	-	4,089
Investments	9	1,691	386
Inventories	10	151	82
Prepaid expenses and other		401	407
		25,563	15,615

Non-Current Assets
Restricted cash and deposits	8	6,948	4,871
Inventories	10	5,110	5,165
Property, plant and equipment	11	13,967	16,092
Mineral properties	12	65,849	60,483
Intangible assets		195	316

Total Assets		$117,632	$102,542

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	13	$1,830	$2,143
Income taxes payable	19	2	-
Environmental services contract loss provision		121	116
Deferred revenue		167	447
Flow-through share premium pending renunciation		-	307
		2,120	3,013
Non-Current Liabilities
Environmental services contract loss provision		156	211
Deferred revenue		170	272
Silver streaming interest	14	18,118	18,118
Decommissioning and rehabilitation provision	15	4,955	5,111
Deferred income tax liabilities	19	1,440	784

Total Liabilities		26,959	27,509

Shareholders' Equity		90,673	75,033

Total Liabilities and Shareholders' Equity		$117,632	$102,542

COMMITMENTS	25
SUBSEQUENT EVENTS	26

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Michael Winn”
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share and
share amounts)	Note	2016	2015

Revenues
Environmental Services Revenue		11,361	14,662

Cost of Sales
Environmental Services Costs		8,495	11,411

Total gross profit		2,866	3,251

General and administrative expenses	17	7,514	8,474
Mine site care and maintenance	18	1,954	2,351
		9,468	10,825

Operating Loss		(6,602)	(7,574)

Other Income (Expenses)
Other income		30	59
Gain (loss) on investments		2,742	(155)
Foreign exchange (loss) gain		(137)	1,054

Loss Before Taxes		(3,967)	(6,616)

Income Tax Provision (Recovery)
Current	19	2	(24)
Deferred	19	390	(1,083)

Net Loss		(4,359)	(5,509)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax ($39), $456		24	(472)
Gain (loss) on available-for-sale investments, net of tax		1,530	(211)
Recycle of (gain) loss on available-for-sale to income, net of tax		(1,306)	155
Other Comprehensive Income (Loss)		248	(528)

Total Comprehensive Loss		$(4,111)	$(6,037)

Basic and diluted loss per common share		$(0.05)	$(0.08)

Weighted average number of common shares outstanding		86,475,882	70,092,259

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars)	2016	2015

Cash Flows from Operating Activities
Net loss	$(4,359)	$(5,509)
Items not affecting cash from operations:
Deferred revenue	(382)	(1,098)
Environmental services contract loss provision	(49)	64
Depreciation of property, plant and equipment	1,964	2,168
Amortization of intangible assets	112	78
Share-based compensation expense	1,095	645
Finance costs, foreign exchange and other	72	(1,142)
Realized gain on disposition of investments	(1,530)	-
Unrealized (gain) loss on investments	(1,212)	155
Write-off of receivables	-	643
Deferred income tax provision (recovery)	390	(1,083)

Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(450)	821
(Increase) decrease in inventories	(15)	(8)
Decrease in prepaid expenses and other current assets	6	97
Decrease in accounts payable and accrued liabilities	(252)	(199)
Increase (decrease) in income taxes payable	2	(23)

	(4,608)	(4,391)

Cash Flows from Investing Activities
Expenditures on mining operations properties	(264)	(264)
Expenditures on exploration and evaluation properties	(5,017)	(1,769)
Purchase of property, plant and equipment	(63)	(44)
Proceeds from disposal of available for-sale-investments	1,778	-
Release of security from remediation services agreement	3,873	1,685
(Increase) decrease in restricted cash for decommissioning obligations	(1,991)	692

	(1,684)	300

Cash Flows from Financing Activities
Proceeds from issuance of shares	13,008	3,962
Issuance costs	(936)	(347)
Proceeds from exercise of warrants	6,208	-
Proceeds from exercise of stock options	231	-

	18,511	3,615

Increase (decrease) in Cash and Cash Equivalents	12,219	(476)
Cash and Cash Equivalents - Beginning of Year	8,163	8,639

Cash and Cash Equivalents - End of Year	20,382	8,163

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2015	77,226,026	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Net loss	-	-	-	-	-	(4,359)	-	(4,359)
Other comprehensive income	-	-	-	-	-	-	248	248
Share-based compensation expense recognized	-	-	-	1,231	-	-	-	1,231
Equity offering, net of issuance costs	10,839,972	9,765	2,317	-	-	-	-	12,082
Exercise of share options	316,669	341	-	(111)	-	-	-	230
Exercise of warrants	4,364,575	7,796	(1,588)	-	-	-	-	6,208
Share options forfeited or expired	-	-	-	(817)	817	-	-	-
Release of RSU settlement shares	202,952	465	-	(465)	-	-	-	-

Balance - December 31, 2016	92,950,194	$186,952	$2,134	$7,216	$12,880	$(118,045)	$(464)	$90,673

Balance - December 31, 2014	69,335,569	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Net loss	-	-	-	-	-	(5,509)	-	(5,509)
Other comprehensive loss	-	-	-	-	-	-	(528)	(528)
Equity offering, net of issuance costs (note 17)	7,662,500	3,257	63	-	-	-	-	3,320
Share-based compensation expense recognized	-	-	-	713	-	-	-	713
Share options forfeited or expired	-	-	-	(1,234)	1,234	-	-	-
Release of RSU settlement shares	227,957	620	-	(620)	-	-	-	-

Balance - December 31, 2015	77,226,026	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development in Canada, located in the Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 29, 2017.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (U.S.) Inc. (formerly Alexco Resource U.S. Corp.) (“AEG US”), and Alexco Financial Guaranty Corp. (“AFGC”).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

At each reporting date, exploration and evaluation assets are evaluated and classified as mining operations assets upon completion of technical feasibility and determination of commercial viability.

Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.

Mining Operations Properties

Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives.

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a cash generating unit (“CGU”) for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

(h)	Silver Streaming Interest

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

(i)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(j)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Revenue arising from sale of concentrate under the Corporation’s off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. Revenue from the sale of concentrate is recorded net of charges for smelter treatment and refining. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue. All amounts received in respect of payable metals within concentrate are accounted for on a co-product basis and are included in revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as deferred revenue.

(k)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(l)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(m)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(n)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(o)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than AEG US is the Canadian dollar, while the functional currency of AEG US is the United States dollar. The financial statements of AEG US are translated into the Canadian dollar presentation currency using the current rate method as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(p)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(q)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables

Cash and cash equivalents and accounts and other receivables (other than embedded derivatives) are measured at amortized cost. Where necessary, accounts and other receivables are recorded net of allowances for uncollectible amounts.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial Assets at Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable arising from sales of concentrates, are classified as fair value through profit or loss and accordingly are measured at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are measured at amortized cost using the effective interest method.

Available-for-Sale Financial Assets

Investments are designated as available-for-sale and measured at fair value, with unrealized gains and losses recognized in other comprehensive income. If a decline in fair value is significant or prolonged, it is deemed to be other-than-temporary and the loss is recognized in earnings. Available-for-sale investments are recorded as non-current assets unless management intends to dispose of them within twelve months of the balance sheet date.

Financial Liabilities

Financial liabilities include accounts payable and accrued liabilities, and are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset measured at other than fair value, or available for sale financial assets where a decline in fair value has been recognized in other comprehensive income. If such evidence exists, the Corporation recognizes an impairment loss.

Impairment losses on financial assets carried at amortized cost or a debt instrument carried as available-for-sale are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairments relating to investments in available-for-sale equity instruments are not reversed through profit or loss.

(r)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are unobservable

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	New and Revised Accounting Standards Adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective. None of these are expected to have a significant effect on the consolidated financial statements except the following:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

5.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2016.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

6.	Cash and Cash Equivalents

	December 31 2016	December 31 2015

Cash at bank and on hand	$6,484	$5,350
Short-term bank deposits	13,898	2,813

	$20,382	$8,163

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Accounts and Other Receivables

	December 31 2016	December 31 2015

Trade receivables	$2,760	$2,888
Interest and other	179	175
Less: allowance for doubtful accounts	(1)	(575)

	$2,938	$2,488

8.	Restricted Cash and Deposits

	December 31 2016	December 31 2015

Security for remediation services agreement	$534	$4,543
Security for decommissioning obligations	6,328	4,189
Other	86	228

Restricted cash and deposits	6,948	8,960

Less: Current portion	-	4,089

	$6,948	$4,871

Security for remediation services agreement of $534,000 (US$398,000) as at December 31, 2016 (2015 -$4,543,000; US$3,283,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. During the third quarter of 2016, $3,873,000 (US$2,885,000) was released from the security, with the remaining balance to be held as a performance bond for a period up to 2 years.

Security for decommissioning obligations of $6,328,000 as at December 31, 2016 (2015 - $4,189,000) represents security for costs that are expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek deposits. During the third quarter of 2016, the security was increased from $4,200,000 to $6,300,000.

9.	Investments

	December 31 2016	December 31 2015

Common shares held	$365	$386
Warrants held	1,326	-

	$1,691	$386

As of December 31, 2016, the Corporation held 473,500 common shares of Golden Predator Mining Corp. and 1,875,000 warrants exercisable for a price of $0.15 per share and 250,000 warrants exercisable for a price of $0.21 per share.

During the year ended December 31, 2016, the Corporation realized a pre-tax gain on common shares held of $1,530,000 (2015 – $nil) and a fair value measurement adjustment gain for the warrants, pre-tax of $1,212,000 (2015 – $nil) to income. In addition, the Corporation has recorded a fair value adjustment gain (loss) for the common shares, net of tax of $224,000 (2015 – ($211,000)) to other comprehensive income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Inventories

	December 31 2016	December 31 2015

Ore in stockpiles and mining supplies	$5,110	$5,165
Materials and supplies	151	82

	$5,261	$5,247

As of December 31, 2016, the Corporation held ore in stockpiles and mining supplies of $5,110,000 (2015 - $5,165,000). Due to the expected timing of production recommencing, the $151,000 related to materials and supplies was classified as a non-current asset.

11.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2014	1,364	5,204	19,969	6,774	1,305	34,616
Additions	-	9	-	25	17	51
Decommission change in estimate	-	-	433	-	-	433
Disposals	-	-	-	(92)	-	(92)

December 31, 2015	$1,364	$5,213	$20,402	$6,707	$1,322	$35,008
Additions	-	-	-	-	72	72
Decommission change in estimate	-	-	(106)	-	-	(106)
Disposals	-	-	-	(55)	-	(55)

December 31, 2016	$1,364	$5,213	$20,296	$6,652	$1,394	$34,919

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2014	155	3,513	6,708	5,148	1,157	16,681
Depreciation	60	433	1,080	697	51	2,321
Disposal	-	-	-	(86)	-	(86)

December 31, 2015	$215	$3,946	$7,788	$5,759	$1,208	$18,916
Depreciation	60	410	1,040	542	31	2,083
Disposal	-	-	-	(47)	-	(47)

December 31, 2016	$275	$4,356	$8,828	$6,254	$1,239	$20,952

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$1,149	$1,267	$12,614	$948	$114	$16,092

December 31, 2016	$1,089	$857	$11,468	$398	$155	$13,967

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the year ended December 31, 2016, the Corporation recorded total depreciation of property, plant and equipment of $2,083,000 (2015 – $2,321,000), of which $1,964,000 (2015 – $2,168,000) has been charged to income with $246,000 (2015 – $279,000) recorded in environmental services cost of sales and $1,718,000 (2015 – $1,889,000) reflected under general expenses and mine site care and maintenance.

Of the balance, $119,000 (2015 – $153,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

12.	Mineral Properties

	December 31 2015	Expenditures Incurred	December 31 2016

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,833	$(29)	$8,804
Lucky Queen	1,958	155	2,113
Onek	289	32	321
McQuesten	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	1,054	21,966
Bermingham	11,059	4,134	15,193
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$60,483	$5,366	$65,849

	December 31 2014	Expenditures Incurred	December 31 2015

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,149	$684	$8,833
Lucky Queen	1,924	34	1,958
Onek	255	34	289
McQuesten	3,690	104	3,794
Silver King	7,154	-	7,154
Flame & Moth	20,467	445	20,912
Bermingham	9,717	1,342	11,059
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,342	68	5,410
Other	190	-	190

Total	$57,772	$2,711	$60,483

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

December 31, 2016
Cost	$130,165	$61,621	$191,786
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,238	$54,611	$65,849

December 31, 2015
Cost	$130,007	$56,413	$186,420
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,080	$49,403	$60,483

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing environmental condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2016 a total of $37,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the ARSA.

(b)	Mining Operations

The Corporation’s mining operations reflected production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations have been suspended in light of a low silver price environment.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

13.	Accounts payable and accrued liabilities

	December 31 2016	December 31 2015

Trade payables	$814	$923
Accrued liabilities and other	1,016	1,220

	$1,830	$2,143

14.	Silver Streaming Interest

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Silver Wheaton Corp. (“Silver Wheaton”) under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Silver Wheaton amended the SPA (the “Amended SPA”), originally dated October 2, 2008, such that Silver Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with the production payment (originally US$3.90 per ounce) to be based on monthly silver head grade and monthly silver price. The actual monthly production payment from Silver Wheaton will fall within a defined grade and pricing range governed by an upper ceiling grade of $1,400 grams per tonne (“g/t”) and a price of US$25 per ounce of silver and a floor grade of 600 g/t and a price of US$13 per ounce of silver with the production payment being calculated as a percentage of the average silver spot price. Additional terms of the amendment include the date for completion of the 400 tonne per day mine and mill completion test date has been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$8,788,000, which can be further reduced mill throughput exceeding 322 tonnes per day prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation has agreed, subject to TSX and NYSE-MKT approval, to issue 3,000,000 shares to Silver Wheaton with a fair value of US$4,934,948.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Decommissioning and Rehabilitation Provision

	December 31 2016	December 31 2015

Balance – beginning of year	$5,111	$4,151

(Decrease) increase due to re-estimation	(220)	904
Accretion expense, included in finance costs	64	56

Balance – end of year	$4,955	$5,111

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements. The Corporation filed an updated Reclamation and Closure Plan in the prior year for its current operations and the future development of the Flame & Moth deposit. As a result, the Quartz Mining License required that Alexco increase its posted security from $4.2 million to $6.3 million. On July 26, 2016 the Corporation posted the additional $2.1 million in cash for security and are currently working with the Yukon Government to substitute a portion of the cash posted in exchange for a pledge of assets. The $6.3 million currently posted is included in the Corporation’s non-current restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,056,000 (2015 – $6,178,000), which expenditures are expected to be incurred substantially over the course of the next 18 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2016, the Corporation has used a risk-free discount rate of 2.10% (2015 – 1.87%) and an inflation rate of 2.0% (2015 – 2.0%) resulting in a discounted amount of $4,955,000 (2015 – $5,111,000).

16.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place in the year ended December 31, 2016:

1.	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of $1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of $13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Corporation at a price of $1.75 per share for a period of 24 months following the date of issuance. Share issuance costs were $1,132,000 including non-cash items of $196,000 related to the valuation of broker warrants.

2.	316,669 stock options were exercised for proceeds of $231,000.

3.	4,364,575 warrants were exercised for proceeds of $6,208,000.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	202,952 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2015	Issued	Exercised	Expired	Balance at December 31, 2016
August 21, 2016	$1.40	3,507,500	-	3,287,850	219,650	-
August 21, 2016	$1.35	455,975	-	455,975	-	-
December 8, 2017	$0.53	368,062	-	44,700	-	323,362
May 17, 2018	$1.75	-	5,419,986	411,650	-	5,008,336
May 17, 2018	$1.49	-	225,300	164,400	-	60,900

	$1.68	4,331,537	5,645,286	4,364,575	219,650	5,392,598

The following share transaction took place in the year ended December 31, 2015:

a)	Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,627,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017. The fair values of the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.52% per annum, an expected life equal to the term of the warrants, an expected volatility of 73% and no expected dividends. Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent’s commission of $195,000, and other issuance costs of $93,000.

b)	Effective December 8, 2015, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent’s commission of $58,000.

c)	94,624 shares were issued from treasury on the vesting of restricted share units.

Equity Incentive Plan

At the Corporations annual general meeting held June 9, 2016, the shareholders approved a new equity incentive plan (the “New Plan”), under which the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at December 31, 2016, a total of 6,175,995 stock options and 452,951 RSUs were outstanding under the New Plan and a total of 2,666,073 remain available for future grants.

Incentive Stock Options

Stock options under the “New Plan” have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Stock options granted	$1.11	2,537,500	-
Share based compensation expense	-	-	1,018
Options exercised	$0.72	(316,669)	(111)
Options forfeited or expired	$3.01	(489,333)	(817)

Balance – December 31, 2016	$2.48	6,175,995	$6,996

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share based compensation expense	-	-	428
Options forfeited or expired	$4.52	(516,333)	(1,234)

Balance – December 31, 2015	$3.20	4,444,497	$6,906

During the year ended December 31, 2016, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.53% (2015 – 0.58% per annum, an expected life of options of 4 years (2015 – 4 years), an expected volatility of 70% based on historical volatility (2015 – 67%), an expected forfeiture rate of 4% (2015 – 3%) and no expected dividends (2015 – nil).

Incentive share options outstanding and exercisable at December 31, 2016 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	2.96	$0.60	23,333	$0.60
$0.60	1,133,499	3.12	$0.60	755,666	$0.60
$0.84	1,667,499	4.12	$0.84	555,833	$0.84
$1.73	600,000	4.44	$1.73	300,000	$1.73
$1.78	150,000	4.49	$1.78	75,000	$1.78
$1.94	584,500	2.12	$1.94	584,500	$1.94
$3.45	635,997	0.22	$3.45	635,997	$3.45
$4.16	354,000	1.06	$4.16	354,000	$4.16
$6.92	451,000	0.07	$6.92	451,000	$6.92
$7.10	561,000	1.03	$7.10	561,000	$7.10
$8.13	3,500	1.35	$8.13	3,500	$8.13

	6,175,995	2.62	$2.48	4,299,829	$3.14

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2016 was $1.59 (2015 - n/a).

During the year ended December 31, 2016, the Corporation recorded total share-based compensation expense of $1,018,000 (2015 – $428,000) related to incentive share options, of which $136,000 (2015 – $68,000) is recorded to mineral properties, $882,000 (2015 – $360,000) has been charged to income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Subsequent to December 31, 2016, a further 1,603,500 incentive stock options have been granted with an exercise price of $2.32, under the Corporation’s New Plan, another 82,999 have been exercised, another 451,000 have expired unexercised and 8,000 have been forfeited.

Restricted Share Units

RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at December 31, 2016, a total of 452,951 RSUs were outstanding.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2015	360,904	$471

RSUs granted	295,000	-
Share-based compensation expense recognized	-	213
RSUs vested	(202,952)	(464)

Balance – December 31, 2016	452,951	$220

Balance – December 31, 2014	507,193	$806

RSUs granted	135,000	-
RSUs forfeited	(53,332)	-
Share-based compensation expense recognized	-	285
RSUs vested	(227,957)	(620)

Balance – December 31, 2015	360,904	$471

During the year ended December 31, 2016 the Corporation granted a total of 295,000 RSUs (2015 – 135,000), with total grant-date fair value determined to be $268,000 (2015 - $81,000). Included in general and administrative expenses for the year ended December 31, 2016 is share-based compensation expense of $213,000 (2015 – $285,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the year ended December 31, 2016 was $1.04 (2015 - $0.65).

Subsequent to December 31, 2016, a total of 235,000 RSUs have been granted under the New Plan, with one third vesting immediately and one third vesting on each of the first and second anniversary dates of the grant date.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the years ended December 31, 2016 and 2015 as follows:

Corporate
	2016	2015

General and administrative expenses
Depreciation	$84	$83
Amortization of intangible assets	13	13
Business development and investor relations	419	424
Office, operating and non-operating overheads	603	857
Professional	647	589
Regulatory	159	146
Salaries and contractors	1,416	1,388
Share-based compensation	914	461
Write-off of receivables	-	543
Travel	220	126

	$4,475	$4,630
Environmental Services
	2016	2015

General and administrative expenses
Depreciation	$32	$60
Amortization of intangible assets	98	64
Business development and investor relations	75	111
Office, operating and non-operating overheads	748	890
Professional	39	90
Salaries and contractors	1,837	2,239
Share-based compensation	161	161
Write-off of receivables	-	100
Travel	49	129

	$3,039	$3,844

Total General and Administrative Expenses	$7,514	$8,474

18.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2016 and 2015 as follows:

	2016	2015

Mine site care and maintenance
Depreciation	$1,602	$1,746
Office, operating and non-operating overheads	274	404
Other expenses	78	201

	$1,954	$2,351

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2016and 2015 are as follows:

(a)	The provision for income taxes consists of:

	2016	2015
Current
US income tax	2	(24)

Total current tax provision/(recovery)	2	(24)

Deferred
Income tax	390	(1,083)

Total deferred tax provision/(recovery)	390	(1,083)

Total income tax provision/(recovery)	$392	$(1,107)

(b)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2016	2015

Accounting loss before taxes	$(3,967)	$(6,616)
Federal and provincial income tax rate of 26% (2015 – 26%)	(1,031)	(1,720)

Non-deductible permanent differences	(53)	48
Differences in foreign exchange rates	(95)	(75)
Effect of difference in tax rates	(131)	(230)
Change in deferred tax asset not recognized	1,424	561
Flow-through share renunciation	594	-
Change in estimate	(396)	83
Other	80	226
	1,423	613

Income tax provision (recovery)	$392	$(1,107)

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral Property Interest	Inventory	Property, Plant and Equipment	Other	Total

December 31, 2014	$(12,115)	$(126)	$(2,321)	$(338)	$(14,900)
Credited (charged) to the income statement	7,403	-	956	(881)	7,478

December 31, 2015	$(4,712)	$(126)	$(1,365)	$(1,219)	$(7,422)
Charged to the income statement	(1,425)	-	(140)	(50)	(1,615)
Charged to OCI	-	-	-	119	119

December 31, 2016	$(6,137)	$(126)	$(1,505)	$(1,150)	$(8,918)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Property, Plant and Equipment	Decommissioning and rehabilitation provision	Other	Total

December 31, 2014	$5,221	$5,852	$432	$1,221	$763	$13,489
Credited (charged) to the income statement	(4,629)	(3,095)	(116)	312	677	(6,851)

December 31, 2015	$592	$2,757	$316	$1,533	$1,440	$6,638
Credited (charged) to the income statement	178	1,524	(173)	(48)	(561)	920
Credited to OCI	-	-	-	-	(80)	(80)

December 31, 2016	$770	$4,281	$143	$1,485	$799	$7,478

Net deferred tax liabilities

December 31, 2015						$(784)
Charged to the income statement						(695)
Charged to OCI						39
December 31, 2016						$(1,440)

(d)	At December 31, 2016, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. The Company is not recognizing the deferred tax asset on these temporary differences because they relate to entities within the group that have a history of losses and there is not yet adequately convincing evidence that these entities will generate sufficient future taxable income to enable offset.

Tax loss carry forwards	$38,285
Mineral property interest	25,499
Other	3,839
$67,623

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2016, the Corporation has available non-capital losses for income tax purposes in Canada and the US which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2028	-	360	360
2029	3,693	984	4,677
2030	3,397	1,185	4,582
2031	421	966	1,387
2032	281	70	351
2033	2,329	-	2,329
2034	9,520	-	9,520
2035	6,750	1,874	8,624
2036	5,565	890	6,455
	$31,956	$6,329	$38,285

20.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	December 31 2016	December 31 2015

Fair value through profit or loss
Warrants held-for-trading	Level 2	$1,326	$-

Available-for-sale
Investment in marketable securities	Level 1	$365	$386
		$1,691	$386

During the year ended December 31, 2016, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.73% (2015 – nil) per annum, an expected life of options of 1.19 years (2015 – nil), an expected volatility of 86.73% (2015 – nil) based on historical volatility and no expected dividends (2015 – nil).

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 21.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, if commercial production recommences at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk significantly increases as sales of concentrate and the settlement of the Silver Wheaton streaming payments will be effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31 2016	December 31 2015

Cash and demand deposits	$3,023	$4,560
Accounts and other receivable	972	589
Accounts payable and accrued liabilities	(391)	(477)

Net exposure	$3,604	$4,672

Based on the above net exposure at December 31, 2016, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $360,000 decrease or increase respectively in both net and comprehensive loss (2015 – $467,000). The Corporation has not employed any currency hedging programs during the current period.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31 2016	December 31 2015

Trade receivables, net of provision
Currently due	$857	$992
Past due by 90 days or less, not impaired	1,315	872
Past due by greater than 90 days, not impaired	32	5
	2,204	1,869

Cash	6,484	5,350
Demand deposits	13,898	2,813
Term deposits	6,948	8,960

	$29,534	$18,992

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2016, trade receivables are recorded net of a recoverability provision of $1,000 (2015 – $575,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 21. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31 2016	December 31 2015
Accounts payable and accrued liabilities with contractual maturities
Within 90 days or less	$1,830	$2,143
In later than 90 days, not later than one year	-	-

	$1,830	$2,143

21.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2016 remains fundamentally unchanged from the year ended December 31, 2015.

22.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended December 31, 2016 and 2015 is summarized as follows:

	2016	2015

Operating Cash Flows Arising From Interest and Taxes
Interest received	$63	$103

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$136	$68
Capitalization of depreciation to mineral properties	$119	$153
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(220)	$904
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$54	$17

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2016 and 2015, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including care and maintenance of the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

As at and for the year ended December 31, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$6,754	$-	$-	$6,754
Non-Canadian	4,607	-	-	4,607
Total revenues as reported	11,361	-	-	11,361

Cost of sales	8,495	-	-	8,495
Depreciation and amortization	130	-	97	227
Share-based compensation	161	-	914	1,075
Other G&A expenses	2,748	-	3,464	6,212
Mine site care and maintenance	-	1,954	-	1,954
Foreign exchange loss (gain)	(2)	-	139	137
Gain on investments	-	-	(2,742)	(2,742)
Other (income) loss	(1)	46	(75)	(30)

Segment loss before taxes	$(170)	$(2,000)	$(1,797)	$(3,967	)(i)

Total assets	$5,413	$91,738	$20,481	$117,632
Total liabilities	$1,455	$24,735	$769	$26,959

As at and for the year ended December 31, 2015	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$8,611	$-	$-	$8,611
Non-Canadian	6,051	-	-	6,051
Total revenues as reported	14,662	-	-	14,662

Cost of sales	11,411	-	-	11,411
Depreciation and amortization	124	-	97	221
Share-based compensation	161	-	462	623
Other G&A expenses	3,454	42	4,135	7,631
Mine site care and maintenance	-	2,351	-	2,351
Foreign exchange (gain) loss	(382)	10	(683)	(1,055)
Other income	-	56	40	96

Segment loss before taxes	$(106)	$(2,459)	$(4,051)	$(6,616	)(i)

Total assets	$9,467	$85,968	$7,107	$102,542
Total liabilities	$2,153	$24,332	$1,024	$27,509
(i)	Represents consolidation loss before taxes.

For the year ended December 31, 2016, revenue from three customers of the Corporation’s Environmental Services segment represents approximately $8,010,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

24.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the years ended December 31, 2016 and 2015 was as follows:

(a)	Key Management Personnel Compensation

	2016	2015

Salaries and other short-term benefits	$1,765	$1,831
Share-based compensation	1,079	543

	$2,844	$2,374

Key management includes the Corporation’s Board of Directors and members of senior management.

25.	Commitments

As at December 31, 2016, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2017	315
2018	230
Thereafter	266

$811

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $276,000.

26.	Subsequent Events

a)	On March 29, 2017 the Corporation and Silver Wheaton amended the Silver Purchase Agreement, originally dated October 2, 2008, such that the fixed $3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver and silver grade milled. In consideration the Corporation agreed to issue, subject to TSX and NYSE-MKT approval, three million common shares to Silver Wheaton.

In addition, the Corporation has agreed to pay an advisory fee, a portion of which the Corporation will, subject to TSX and NYSE-MKT approval, pay through the issuance of 250,000 common shares of Alexco.

b)	The Corporation disposed of investments in marketable securities for proceeds of $2,002,000 for a pre-tax gain of $1,779,000.

Senior Management	Board of Directors

Clynton Nauman, BSc (Hons)	Michael Winn, Chairman of the Board
President & Chief Executive Officer	Terry Krepiakevich, CPA, CA, ICD.D.
Clynton Nauman, B,Sc. (Hons)
Rick Van Nieuwenhuyse, MSc
Brad Thrall, BSc, MBA	Richard Zimmer, P.Eng., MBA
Executive Vice President & Chief Operating Officer	Elaine Sanders, CPA, CA, CPA (Illinois)

Michael Clark, CPA, CA
Chief Financial Officer &
Company Ethics Officer
Auditors

Alan McOnie, MSc (Geology), FAusIMM	PricewaterhouseCoopers LLP
Vice President, Exploration	Vancouver, British Columbia

James Harrington, MSc	Legal Counsel
Sr. Vice President and Chief Technical Officer, Alexco
Environmental Group	Fasken Martineau DuMoulin LLP
Vancouver, British Columbia
Linda Broughton, B.Eng., M.A.Sc.
Vice President, Projects Alexco Environmental Group
Registrar and Transfer Agent

Computershare Investor Services Inc.
Vancouver, British Columbia

CORPORATE HEADQUARTERS		SHARE LISTING INFORMATION
Suite 1225, Two Bentall Centre 555 Burrard Street, Box 216 Vancouver, BC V7X 1M9 Canada	Tel: 604.633.4888 Fax: 604.633.4887 Email: info@alexcoresource.com Website: www.alexcoresource.com	NYSE-MKT:AXU TSX:AXR